November 30, 2007

VIA EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
Special Counsel
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn: Celeste M. Murphy

Re:	CB Financial Corp. Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A filed October 25, 2007 SEC File Nos.: 005-83216 and 000-51351

Dear Ms. Murphy:

As requested by your office’s comment letter dated November 9, 2007, I am providing on behalf of CB Financial Corp. (the “Company”) the following acknowledgements you requested related to the above-referenced filings (the “filings”).

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Norman B. Osborn
Norman B. Osborn President and CEO